UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36507

TERMINIX HOLDINGS, LLC (as successor by merger to Terminix Global Holdings, Inc.)
(Exact name of registrant as specified in its charter) 150 Peabody Place Memphis, TN 38103 Telephone No.: 1-901-597-1400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒ Rule 12g-4(a)(2) ☐ Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 15d-6 ☐ Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 1*

*On December 13, 2021, Terminix Global Holdings, Inc., a Delaware corporation (“Terminix”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Rentokil Initial plc, a public limited company incorporated under the laws of England and Wales (“Rentokil Initial”), Rentokil Initial US Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Rentokil Initial (“Bidco”), Leto Holdings I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Bidco (“Merger Sub I”), Leto Holdings II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco (the “Registrant”). Pursuant to the Merger Agreement, on October 12, 2022, (i) Merger Sub I merged with and into Terminix (the “First Merger”), with Terminix surviving the First Merger as a wholly owned subsidiary of Bidco, and (ii) immediately following the completion of the First Merger, Terminix merged with and into the Registrant (the “Second Merger”), with the Registrant surviving the Second Merger and continuing as a wholly owned direct subsidiary of Bidco with the name “Terminix Holdings, LLC”.

On October 12, 2022, the New York Stock Exchange filed a Form 25 to remove Terminix’s common stock, par value $0.01 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

The Registrant is a wholly owned subsidiary of Bidco and, as such, has fewer than 300 record holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Terminix Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 24, 2022

TERMINIX HOLDINGS, LLC (as successor by merger to Terminix Global Holdings, Inc.) By: RENTOKIL INITIAL US HOLDINGS, INC., its managing member
By:	/s/ Stuart Ingall-Tombs
	Name:	Stuart Ingall-Tombs
	Title:	President